UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Perry Ellis International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

288853104

(CUSIP Number)

GEORGE FELDENKREIS

4810 NW 74 Ave

Miami, FL 33166

(305) 499-9789

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

George Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,590,572
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,590,572
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,712,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Feldenkreis Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Mary Ellen Kanoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Scott A. LaPorta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Matthew McEvoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 288853104

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by George Feldenkreis, the Feldenkreis Family Foundation, Inc., a Florida not-for-profit corporation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which Mr. Feldenkreis is an officer and director (the “Foundation”), and each of Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy, as nominees for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of George Feldenkreis and the Foundation is 4810 NW 74 Ave, Miami, FL 33166. The officers and directors of the Foundation and their principal business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. Except as otherwise described in Item 4, at present, George Feldenkreis has no agreement or understanding with any of the officers and directors of the Foundation concerning the voting or disposition of any Shares such officers and directors may own directly. Ms. Kanoff’s principal business address is 10250 Constellation Blvd., Suite 2230, Los Angeles, CA 90067. Mr. LaPorta’s principal business address is 15303 Ventura Boulevard, Suite 675, Sherman Oaks, California 91403. Mr. McEvoy’s principal business address is Suite 404, 22 Notting Hill Gate, W11 3JE, London.

(c)       The principal occupation of George Feldenkreis is serving as a private investor and acting as a director of the Issuer. The principal business of the Foundation is serving charitable purposes. The officers and directors of the Foundation and their principal occupations are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The principal occupation of Ms. Kanoff is serving as the Chief Legal Officer and General Counsel of Peninsula Pacific. The principal occupation of Mr. LaPorta is serving as the President and Chief Operating Officer of Neurobrands, LLC. The principal occupation of Mr. McEvoy is serving as an independent strategic advisor.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       George Feldenkreis, Ms. Kanoff and Messrs. LaPorta and McEvoy are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

7

CUSIP NO. 288853104

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 18, 2018, George Feldenkreis nominated Oscar Feldenkreis, Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy (collectively, the “Nominees”) for election to the board of directors (the "Board") of the Issuer in connection with the Issuer’s 2018 annual meeting of shareholders (the "Annual Meeting").

As previously disclosed, on February 6, 2018, George Feldenkreis, the former President and Chief Executive Officer of the Issuer, submitted a letter to the Board with a proposal to acquire all of the outstanding common stock of the Issuer not already beneficially owned by George Feldenkreis at a price of $27.50 per share (the “Proposal”). George Feldenkreis believes that the Proposal presents an opportunity for shareholders to realize an attractive, all-cash premium for their shares in a challenging operating environment.

Since submitting the Proposal, George Feldenkreis has acted in good faith and devoted considerable time and resources to expeditiously negotiate a transaction with the Special Committee of the Board. George Feldenkreis has provided drafts of his debt financing commitment letters to the Special Committee, which together with an equity rollover, provides firm financing to support the Proposal. George Feldenkreis had hoped to sign a definitive agreement with the Issuer by the deadline set by the Issuer for the submission of director nominees for the Annual Meeting of Friday, May 18, 2018. Instead, the Issuer has sought additional time and proposed a third extension of the nomination deadline. Given the amount of time that has passed since the Proposal was submitted to the Board and George Feldenkreis’ belief that any remaining issues in the definitive agreement could be resolved without the need for an extension, George Feldenkreis has determined to preserve his rights as a shareholder and nominate a slate of directors for election at the Annual Meeting.

George Feldenkreis intends to continue negotiations with the Special Committee and its advisors to achieve a value-enhancing transaction that will benefit all shareholders. George Feldenkreis reserves all rights to modify the Proposal based on actions taken by the Special Committee.

George Feldenkreis acknowledges that Oscar Feldenkreis, the Issuer’s President and Chief Executive Officer, has an employment agreement with the Issuer which contemplates his continued service on the Board during the term of his employment. George Feldenkreis expects that the Issuer will nominate Oscar Feldenkreis for re-election to the Board at the Annual Meeting and, in such event, understands that Oscar Feldenkreis will consent to being named and shall be deemed a participant in the Issuer’s proxy solicitation in addition to being deemed a participant in George Feldenkreis’ proxy solicitation. George Feldenkreis believes Oscar Feldenkreis’ continued role as an Executive and presence on the Board is essential and in the best interest of all shareholders and therefore has obtained his consent to nominate him for election at the Annual Meeting in order to ensure his re-election to the Board. Oscar Feldenkreis’ participation in George Feldenkreis’ proxy solicitation shall be limited to being named as a person nominated by George Feldenkreis to the Board at the Annual Meeting. The Reporting Persons acknowledge that they may be deemed a “group” with Oscar Feldenkreis within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, by virtue of him granting his consent to be nominated for election to the Board by George Feldenkreis. Oscar Feldenkreis has determined to file a separate Schedule 13D.

Biographical information on George Feldenkreis’ nominees is below.

Mary Ellen Kanoff, age 61, has been the Chief Legal Officer and General Counsel of Peninsula Pacific, a private equity firm focused in long-term investments and managing businesses in the consumer, gaming and industrial service sectors, since joining Peninsula Pacific in July 2013. Prior to joining Peninsula Pacific, she served as a corporate partner at the law firm of Latham & Watkins for over 25 years, specializing in corporate finance, mergers and acquisitions, and general company representation. Ms. Kanoff serves on the board of Concrete Pumping Holdings, Inc. and Vorteq Coil Finishers, LLC, two of Peninsula Pacific’s portfolio companies. Ms. Kanoff also serves on the University of California, Berkeley Foundation Board of Trustees, the Providence of St. John’s Health Center Board and the Chrysalis Board of Directors, a non-profit organization helping homeless men and women find and retain employment. Ms. Kanoff holds a Bachelor’s Degree and J.D. from the University of California at Berkeley.

George Feldenkreis believes Ms. Kanoff’s substantial experience representing public and private companies, institutional investors and major investment banks in public and private securities offerings and strategic acquisitions will bring significant strategic and corporate governance expertise to the Board.

Scott A. LaPorta, age 55, has served as the President and Chief Operating Officer of Neurobrands, LLC, a functional beverages brand, since January 2017. Previously, Mr. LaPorta was President of Bolthouse Farms, a brand of super premium juices, smoothies, salad dressings, and fresh carrots, from August 2015 to July 2016 and served as its Chief Financial Officer and Chief Operating Officer from September 2009 to July 2015. Prior to that, Mr. LaPorta served as the Chief Executive Officer of Global Consumer Acquisition Corporation, a public fund focused on consumer businesses, in 2007 to 2008. From 2002 to 2006, Mr. LaPorta served in various capacities at Levi Strauss, Inc., including as President of Levi Strauss Signature USA, Levi Strauss Mexico and Canada from 2004 to 2006 and as Senior Vice President of Finance, Strategy and Sales, North America from 2002 to 2003. Previously, Mr. LaPorta held key leadership roles at Park Place Entertainment, including serving as a Director of Jupiters Limited, an Australian public gaming company. Mr. LaPorta holds a Bachelor's Degree in Accounting from the University of Virginia and a Master's degree in Business Administration from Vanderbilt University.

George Feldenkreis believes Mr. LaPorta will bring senior executive experience, strategic and operational vision as well as creative and disciplined leadership to the Issuer.

8

CUSIP NO. 288853104

Matthew McEvoy, age 56, is a senior luxury goods executive with over 25 years’ experience working with consumer companies.  Since September 2017, Mr. McEvoy has served as an independent strategic advisor.   From 2002 until September 2017, Mr. McEvoy held several executive roles at Burberry Group plc, a London-based luxury apparel and accessories company, including Chief of Strategy and Business Development, from 2008 until his departure, and SVP Strategy, Licensing and Investor Relations from 2002 to 2008.   Prior to joining Burberry, Mr. McEvoy spent nearly 15 years at Goldman Sachs & Co., a global investment banking, securities and investment management firm, where he held positions of increasing responsibility, including Vice President of the High Technology Group and Retail and Apparel Focus Group. Mr. McEvoy has served as an independent director of Vera Bradley, Inc., a publicly listed branded retailer, since August 2011.   Mr. McEvoy is a graduate of Harvard Business School and Harvard College.

George Feldenkreis believes Mr. McEvoy will bring to the Board extensive experience in brand management, international retailing and strategic planning, and valuable years of experience at an international branded retail public company with a proven track record of driving international growth and expansion.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)        The aggregate percentage of Shares reported owned by each person named herein is based upon 15,863,000 Shares outstanding as of April 9, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2018.

As of the close of business on May 17, 2018, George Feldenkreis beneficially owned 1,712,888 Shares, consisting of 1,590,572 shares of Common Stock which are directly beneficially owned, and 122,316 shares of Common Stock which are beneficially owned directly by the Foundation, which in the aggregate represents approximately 10.8% of the outstanding Shares.

As of the close of business on May 17, 2018, Ms. Kanoff and Messrs. LaPorta and McEvoy did not own any Shares.

(b)       George Feldenkreis has the sole power to vote and dispose of the 1,590,572 Shares beneficially owned by him and shares the power with the Foundation to vote and dispose of the 122,316 Shares beneficially owned by the Foundation.

(c)        There were no transactions in the Shares by any Reporting Person or any person set forth on Schedule A to the Schedule 13D during the past 60 days.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 Item 6 is hereby amended to add the following:

On May 17, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) George Feldenkreis agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

George Feldenkreis has entered into letter agreements pursuant to which he has agreed to indemnify Ms. Kanoff and Messrs. LaPorta and McEvoy against claims arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

George Feldenkreis has signed compensation letter agreements with each of Ms. Kanoff and Messrs. LaPorta and McEvoy pursuant to which he has agreed to, among other things, pay each of Ms. Kanoff and Messrs. LaPorta and McEvoy: (i) $25,000 in cash as a result of the submission of his nomination of each of the Nominees to the Issuer and (ii) $25,000 in cash upon the filing of a preliminary proxy statement with the Securities and Exchange Commission relating to the Solicitation. A form of the compensation letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

George Feldenkreis was granted restricted stock units from the Issuer on April 25, 2017, which will settle in Shares when vested. Pursuant to such award, 7,301 Shares will vest in two remaining installments beginning April 25, 2019.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement by and among George Feldenkreis, the Feldenkreis Family Foundation, Inc., Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy, dated May 17, 2018.
99.2	Form of Indemnification Agreement.
99.3	Form of Compensation Agreement.
99.4	Powers of Attorney.

10

CUSIP NO. 288853104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2018

/s/ George Feldenkreis
GEORGE FELDENKREIS Individually and as attorney-in-fact for Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy

FELDENKREIS FAMILY FOUNDATION, INC.

By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	President and Director

11

CUSIP NO. 288853104

Schedule A

Directors and Officers of the Feldenkreis Family Foundation, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship	Ownership
George Feldenkreis, President and Director	See Item 2 of the Schedule 13D	See Item 2 of the Schedule 13D	USA	See Item 5 of Schedule 13D
Oscar Feldenkreis, Vice President and Director	President, CEO and Director of Issuer	4810 NW 74 Ave, Miami, FL 33166	USA	1,223,329 Shares[1]
Fanny Hanono, Secretary, Treasurer and Director	President of GFX, Inc.	4810 NW 74 Ave, Miami, FL 33166	USA	391,713 Shares[2]

1 Represents (i) 844,235 Shares owned by the Oscar Feldenkreis Revocable Trust UAD 05/06/11, of which the Oscar Feldenkreis is Trustee, (ii) 7,388 Shares of restricted stock that vest on April 20, 2019, (iii) 44,333 Shares of performance stock granted in April 2016, which vest up to 100%, provided that certain performance criteria have been achieved as of the last day of fiscal 2019 (and he may be entitled to additional performance shares if the Issuer exceeds the performance goals), (iv) 13,144 Shares of restricted stock that vest in two remaining annual installments beginning on April 25, 2019, (v) 39,425 Shares of performance stock granted in April 2017, which vest up to 100%, provided that certain performance criteria have been achieved as of the last day of fiscal 2020 (and he may be entitled to additional performance shares if the Issuer exceeds the performance goals), (vi) 15,849 Shares of restricted stock that vest over three years beginning April 9, 2019, (vii) 31,693 Shares of performance stock that vest up to 100% if certain performance goals are met and Oscar Feldenkreis is employed by the Issuer on the last day of fiscal 2021 (and Oscar Feldenkreis may be entitled to additional performance shares if the Issuer exceeds the performance goals), (viii) 50,000 Shares owned by the Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which Oscar Feldenkreis’ spouse is the Trustee, (ii) 50,000 Shares owned by the Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which Oscar Feldenkreis’ spouse is the Trustee, and (iii) 50,000 Shares owned by the Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which Oscar Feldenkreis’ spouse is the Trustee. Oscar Feldenkreis has the power to vote but does not have the power to sell, transfer, pledge, or otherwise dispose of the restricted and performance shares until the shares have vested.

2 According to the Issuer’s 2017 definitive proxy statement, 372,781 shares are owned by the Fanny Hanono Revocable Trust UAD 07/06/11, of which Ms. Hanono is the Trustee. Also includes (i) 5,553 shares of restricted stock granted under the 2005 Plan, which vest in three equal annual installments commencing on April 28, 2015; (ii) 2,714 shares of restricted stock granted under the 2005 Plan, which vest in two equal annual installments commencing on April 30, 2015; and (iii)(A) 2,501 shares of restricted stock granted under the 2005 Plan in March 2012, and (B) 4,069 shares of restricted stock granted under the 2005 Plan in April 2013, which each vest up to 100% provided that certain performance goals have been achieved.